The Dayton Power and Light Company

1065 Woodman Drive

Dayton, Ohio 45432

June 5, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Mr. Michael Kennedy

Re: Registration Statement on Form S-4 (File No. 333-195315)

Dear Mr. Kennedy:

Enclosed please find a copy of Amendment No. 1 (the “Amendment”), filed on the date hereof, to the Registration Statement on Form S-4 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2014 by The Dayton Power and Light Company, an Ohio corporation (the “Registrant”) to register $445 million aggregate principal amount of the Registrant’s First Mortgage Bonds, 1.875% Series Due 2016 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”) to be exchanged for (the “Exchange Offer”) a like principal amount of the Issuer’s outstanding First Mortgage Bonds, 1.875% Series Due 2016, CUSIP Nos. 240019 BR9 and U23926 AA3 (the “Restricted Notes”).

The Registration Statement was filed in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In response to the comment of the Staff set forth in the Staff’s letter of June 14, 2013, the Registrant hereby makes the following representations:

a. The Registrant has not entered into any arrangements or understandings with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

b. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

c. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d. The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, available July 2, 1993) in connection with any resale of such Exchange Notes.

e. The Registrant will include in the Exchange Offer prospectus the following additional provisions:

(a) If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b) If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

THE DAYTON POWER AND LIGHT COMPANY

By:	/s/ Michael S. Mizell
Michael S. Mizell
Senior Vice President and General Counsel

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